SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

30 September 2014

The Royal Bank of Scotland Group plc

Gogarburn

PO Box 1000

Edinburgh EH12 1HQ

Scotland

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X                                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                 No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-162219) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Article 11 unaudited pro forma information

Unaudited pro forma condensed consolidated financial information

Basis of preparation

The unaudited pro forma condensed consolidated financial information (the "unaudited pro forma financial information") comprises the unaudited pro forma condensed consolidated balance sheet as at 30 June 2014 (the "unaudited pro forma balance sheet") and the unaudited pro forma condensed consolidated income statements for the six month periods ended 30 June 2014 and 2013 and for the year ended 31 December 2013 (the "unaudited pro forma income statements") based on the published audited annual financial statements of The Royal Bank of Scotland Group plc (“RBS”), prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS), and the published unaudited condensed consolidated interim financial statements of RBS, prepared in accordance with IAS 34, after giving effect to the divestment of Citizens Financial Group (“Citizens”). On 1 November 2013 RBS announced plans to accelerate the divestment of Citizens, its US banking subsidiary with the bank intending to fully divest the business by the end of 2016. The timings of the divestment remain uncertain and are dependent on market conditions. Upon meeting the requirements of IFRS5, it is likely that Citizens will be reflected as a discontinued operation, although the timing remains uncertain. The unaudited condensed pro forma financial information is presented in Sterling unless otherwise indicated.

The pro forma financial information has been prepared assuming the following:

•         Unaudited pro forma balance sheet: the divestment of Citizens occurred on 30 June 2014;

•         Unaudited pro forma income statements: the divestment of Citizens occurred on 1 January 2013;

•         The Citizens financial information reflected in the pro forma adjustments to the unaudited pro forma balance sheet and income statements comprises the carrying values and amounts recognised under IFRS relating to balances and transactions directly attributable to Citizens included in the consolidated financial statements of RBS and has been extracted from RBS accounting records;

•         For the purposes of the unaudited pro forma balance sheet, proceeds from the sale of Citizens have been assumed to equal the net asset value of the businesses to be disposed of as the proceeds are not yet currently determinable. Consequently no gain or loss on sale has been reflected in the unaudited pro forma financial information.

•         Earnings or loss per share (“EPS”) is calculated on the basis described in Note 9 of the unaudited condensed consolidated financial statements for the six months ended 30 June 2014 included within the Form 6-K filed with the SEC on 30 September 2014.

The unaudited condensed pro forma financial information does not give effect to items of income or expense that will be or have been incurred in connection with the divestment of Citizens, but which have no effect on RBS beyond the twelve months following completion of the divestment of Citizens.

The unaudited pro forma financial information is presented for information purposes only and does not represent what the results of operations would actually have been had the divestment of Citizens occurred on the dates indicated nor is it necessarily indicative of the results of operations or the financial position that may or may be expected to be achieved in the future.

Article 11 unaudited pro forma information (continued)

Unaudited Pro forma balance sheet as at 30 June 2014

	RBS (1)	Citizens	Pro forma RBS
	£m	£m	£m

Assets
Cash and balances at central banks	68,670	8,217	76,887
Loans and advances to banks	57,067	(277)	56,790
Loans and advances to customers	439,096	(50,930)	388,166
Debt securities and equity shares	120,628	(14,547)	106,081
Derivatives	274,906	4	274,910
Intangible assets	12,173	(4,153)	8,020
Property, plant and equipment	7,115	(432)	6,683
Other assets	31,453	(1,543)	29,910

Total assets	1,011,108	(63,661)	947,447

Liabilities
Deposits by banks	70,901	(8,117)	62,784
Customer accounts	452,766	(53,482)	399,284
Debt securities in issue	59,087	(636)	58,451
Settlement balances	15,128	-	15,128
Short positions	39,019	-	39,019
Derivatives	270,087	(61)	270,026
Subordinated liabilities	24,809	(204)	24,605
Other liabilities	18,348	(1,161)	17,187

Total liabilities	950,145	(63,661)	886,484

Non-controlling interests	618	-	618
Owners’ equity	60,345	-	60,345

Total equity	60,963	-	60,963

Total liabilities and equity	1,011,108	(63,661)	947,447

Note:

(1)	Extracted from page 71 of the Form 6-K on filed with the SEC on 30 September 2014.

Article 11 unaudited pro forma information (continued)

Unaudited Pro forma income statement for the six months ended 30 June 2014

	RBS (1)	Citizens	Pro forma RBS
Continuing operations	£m	£m	£m

Net interest income	5,493	(987)	4,506

Net fees and commissions	2,118	(350)	1,768
Income from trading activities	1,493	(43)	1,450
Gain on redemption of own debt	20	-	20
Other operating income	1,036	(231)	805

Non-interest income	4,667	(624)	4,043

Total income	10,160	(1,611)	8,549
Operating expenses	(7,239)	1,082	(6,157)

Profit before impairment losses	2,921	(529)	2,392
Impairment losses	(269)	104	(165)

Operating profit before tax	2,652	(425)	2,227
Tax	(733)	138	(595)

Profit from continuing operations	1,919	(287)	1,632

Profit attributable to:
Non-controlling interests	24	-	24
Preference shareholders	140	-	140
Paid-in equity holders	27	-	27
Dividend access share	320	-	320
Ordinary shareholders	1,408	(287)	1,121

	1,919	(287)	1,632

Per 100p ordinary and equivalent B share (pence)

Continuing operations
Basic EPS	12.5		9.9
Diluted EPS	12.4		9.8

Number of shares (million)
Weighted average ordinary shares and equivalent B shares	11,308	-	11,308
Weighted average diluted ordinary shares and equivalent B shares	11,405	-	11,405

Note:

(1)	Extracted from page 69 of the Form 6-K filed with the SEC on 30 September 2014.

Article 11 unaudited pro forma information (continued)

Unaudited Pro forma income statement for the six months ended 30 June 2013

	RBS (1)	Citizens	Pro forma RBS
Continuing operations	£m	£m	£m

Net interest income	5,437	(981)	4,456

Net fees and commissions	2,248	(383)	1,865
Income from trading activities	2,064	(76)	1,988
Gain on redemption of own debt	191	-	191
Other operating income	1,332	(104)	1,228

Non-interest income	5,835	(563)	5,272

Total income	11,272	(1,544)	9,728
Operating expenses	(7,748)	1,073	(6,675)

Profit before impairment losses	3,524	(471)	3,053
Impairment losses	(2,150)	131	(2,019)

Operating profit before tax	1,374	(340)	1,034
Tax	(678)	118	(560)

Profit from continuing operations	696	(222)	474

Loss attributable to:
Non-controlling interests	89	-	89
Preference shareholders	152	-	152
Paid-in equity holders	30	-	30
Ordinary shareholders	425	(222)	203

	696	(222)	474

Per 100p ordinary and equivalent B share (pence)

Continuing operations
Basic EPS (2)	-		-
Diluted EPS (2)	-		-

Number of shares (million)
Weighted average ordinary shares and equivalent B shares	11,152	-	11,152
Weighted average diluted ordinary shares and equivalent B shares	11,266	-	11,266

Note:

(1)	Extracted from page 69 of the Form 6-K filed with the SEC on 30 September 2014.
(2)	EPS calculated after taking into account the terms of the DAS.

Article 11 unaudited pro forma information (continued)

Unaudited Pro forma income statement for the year ended 31 December 2013

	RBS (1)	Citizens	Pro forma RBS
Continuing operations	£m	£m	£m

Net interest income	10,981	(1,964)	9,017

Net fees and commissions	4,518	(763)	3,755
Income from trading activities	2,685	(114)	2,571
Gain on redemption of own debt	175	-	175
Other operating income	1,398	(178)	1,220

Non-interest income	8,776	(1,055)	7,721

Total income	19,757	(3,019)	16,738
Operating expenses	(19,568)	2,101	(17,467)

Profit/(loss) before impairment losses	189	(918)	(729)
Impairment losses	(8,432)	312	(8,120)

Operating loss before tax	(8,243)	(606)	(8,849)
Tax	(382)	205	(177)

Loss from continuing operations	(8,625)	(401)	(9,026)

Loss attributable to:
Non-controlling interests	83	-	83
Preference shareholders	349	-	349
Paid-in equity holders	49	-	49
Ordinary shareholders	(9,106)	(401)	(9,507)

	(8,625)	(401)	(9,026)

Per 100p ordinary and equivalent B share (pence)

Continuing operations
Basic EPS	(81.3)		(84.9)
Diluted EPS	(81.3)		(84.9)

Number of shares (million)
Weighted average ordinary shares and equivalent B shares	11,196	-	11,196
Weighted average diluted ordinary shares and equivalent B shares	11,196	-	11,196

Note:

(1)	Extracted from page 362 of the Form 20-F filed with the SEC on 30 April 2014.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant was duly caused this report to be signed on behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland Group plc

Registrant

/s/ Rajan Kapoor
Rajan Kapoor

Financial Controller
30 September 2014